

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 7, 2016

<u>Via E-Mail</u>
Pasquale Conte
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
1111 Marcus Avenue
Lake Success, NY 11042

      Re: The Hain Celestial Group, Inc.
             Form 8-K
             Furnished February 1, 2016
             File No. 000-22818

Dear Mr. Conte:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Brad Skinner

                           Brad Skinner
                           Senior Assistant Chief Accountant
                           Office of Natural Resources